FILED BY: PFIZER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ASTRAZENECA PLC

COMMISSION FILE NO. 001-11960

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CORPORATE PARTICIPANTS

Chuck Triano Pfizer Inc - SVP of IR

Ian Read Pfizer Inc - Chairman & CEO

Frank D’Amelio Pfizer Inc - CFO

Mikael Dolsten Pfizer Inc - President, Worldwide Research & Development

CONFERENCE CALL PARTICIPANTS

Jami Rubin Goldman Sachs - Analyst

Tim Anderson Sanford C. Bernstein & Company, Inc. - Analyst

Mark Schoenebaum ISI Group - Analyst

Chris Schott JPMorgan Chase & Co. - Analyst

Andrew Baum Citigroup - Analyst

Steve Scala Cowen and Company - Analyst

Amahl Ivan Credit Suisse - Analyst

Alex Arfaei BMO Capital Markets - Analyst

David Risinger Morgan Stanley - Analyst

Seamus Fernandez Leerink Partners - Analyst

Damien Conover Morningstar - Analyst

John Boris SunTrust Robinson Humphrey - Analyst

Alexandra Hauber UBS - Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the Pfizer investor and analyst update call.

Today’s call is being recorded.

At this time I would like to turn the call over to Mr Chuck Triano, Senior Vice President of Investor Relations. Please go ahead, sir.

Chuck Triano - Pfizer Inc - SVP of IR

Think you, operator.

Good day and thank you for joining us on short notice to review our announcement a short while ago that Pfizer has confirmed prior discussions with AstraZeneca regarding a possible combination and that Pfizer also has continuing interest in a possible future transaction.

I am joined here in New York by our Chairman and CEO, Ian Read; Frank D’Amelio, our CFO; Mikael Dolston, President of Worldwide Research; Albert Bourla, President of Vaccines Oncology and Consumer; Geno Germano, President of Global Innovative Pharma; John Young, President of Established Pharma; Doug Lankler, General Counsel; and [Elliott Kostu], Executive Vice President of Corporate Affairs. Ian will be making prepared remarks, and the slides that are accompanying those remarks can be viewed on our homepage www.Pfizer.com by clicking on the link for Pfizer Investor and Analyst Update Call, located in the investor presentations section in the lower right-hand corner of this page.

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Following the compared remarks we will take questions specifically related to today’s announcement. I would also note that there are limitations placed on our responses by the UK takeover code, and as such there will be some questions we are not in a position to answer at this time.

Before we start I would like to remind you that our discussions during this conference call will include forward-looking statements and that actual results may differ materially from those projected in the forward-looking statements.

The factors that could cause actual results to differ are discussed in the press release Pfizer issued today, Pfizer’s 2013 annual report on form 10K and in reports on forms 10K — 10Q and 8K. The discussions during this call will also include certain financial measures that were not prepared in accordance with generally accepted accounting principles.

Reconciliation of those non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in Pfizer’s SEC filings. This is the agenda, Ian’s remarks will follow in a moment.

And with that I will now turn the call over to Ian Read. Ian?

Ian Read - Pfizer Inc - Chairman & CEO

Thank you, Chuck. Good morning, everyone.

Thank you for joining us on short notice. We felt it was important to have this call to talk about the announcement we issued this morning. During my remarks I will talk about our rationale for proposing to AstraZeneca’s board back in January a possible combination of our companies, why we believe the potential combination of Pfizer and AstraZeneca would be a good strategic fit, a brief overview of our business and what the next steps will be.

I apologize somewhat for the length of the script, but I think we need to be extensive in our commentary today. As we said in the release we issued earlier today, back in January we submitted preliminary, non-binding indication of interest to the board of AstraZeneca regarding a possible merger transaction valued at GBP46.61 per share.

This was a substantial premium of approximately 30% to AstraZeneca’s closing share price of GBP35.86 on January 3, 2014, and our intent was to form a new UK-incorporated holding company. After limited high-level discussions, AstraZeneca declined to pursue negotiations, and the discussions were discontinued in January of this year.

When we — we then ceased to consider a possible transaction; however, in light of recent market developments, we recently contacted AstraZeneca to seek to renew discussions in order to develop a proposal that would be recommended by both companies to their shareholders, but AstraZeneca again declined to engage in discussions. We are currently reconsidering our options regarding AstraZeneca.

We believe that a potential combination could further enhance the ability for value creation for shareholders of both companies. It would allow AstraZeneca’s shareholders to become significant shareholders in a combined company enabling participation in future value creation potential. And for Pfizer a potential transaction would be aligned with our strategy and comes from a position of strength in terms of confidence in our business model, positioning of our recently launched products, our new commercial operating structure and our research pipeline.

A few words about why we think this is the right time for a potential combination of AstraZeneca: our new organization structure is providing the operational and financial focus and a clear vision for how to maximize our performance and create value for shareholders. A potential combination of AstraZeneca aligns perfectly with our current structure and fully supports our existing strategy to build world class businesses.

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We believe AstraZeneca is an excellent strategic fit for Pfizer. As we assess their business and assets we believe they have a unique and complementary fit across and within our product portfolio and research platform.

In particular we see great potential by combining our strength in cardiovascular, immunology and inflammation, and oncology with their capabilities in building even stronger franchises. Combining the internal R&D expertise, external academic and biotech networks and the key pipeline products of the two companies would offer greater promise for patients in need and create a compelling capability for discovering and developing new medicines and vaccines.

And with our new commercial structure now in place, we are approaching a business development through the strategic lens of how to strengthen each of these businesses in a way that enables them to become world-class. We believe AstraZeneca gives the right strategic fit to achieve this.

While we have indicated for some time that our principal focus on bolt on transactions, we have also always said that we never say never to any larger deal. We have a fiduciary responsibility to shareholders to review all potential opportunities that would create value for our shareholders. And we have a proven track record when it comes to integrating large companies with minimal disruption to our business.

We believe a potential combination of AstraZeneca is compelling. It would further enable and strength our ability to execute against our business plan through creating additional financial, operational and strategic competitive advantages. We are in a strong position to make a proposal that would deliver an attractive premium for AstraZeneca shareholders with the improved opportunity for sustained future value creation with risk that is more diversified than AstraZeneca’s standalone prospects and substantial long-term value to Pfizer and AstraZeneca shareholders.

We have a great respect for AstraZeneca and its proud heritage as an innovation driven biopharmaceutical business with rich science-based foundations both in UK and Sweden. We believe that a potential transaction would provide an opportunity for AstraZeneca shareholders to achieve value immediately upon closing of the potential transaction and also a share in significant long-term value creation potential from the combination.

It would allow AstraZeneca shareholders to receive a premium to the undisturbed share price and a substantial cash payment. In addition AstraZeneca shareholders would benefit from the growth opportunities that a potential combination is expected to generate.

In addition the AstraZeneca shareholders would have the ability to participate in value creation upside potential in the medium and longer-term through continued equity ownership of the combined company and through access to Pfizer’s high-quality product pipeline and R&D portfolio. As shareholders of the newly combined entity, they would benefit from the financial advantages of expected operational and financial synergies, strong cash flows and the continued intent of Pfizer’s management to allocate capital in a shareholder friendly manner.

In summary we believe that a potential, combination would create a company with a strong pro forma financial profile with significant operation expenses leverage and enhanced capital flexibility for investment and shareholder return. Similarly we believe that there are many attractive aspects of a potential transaction to Pfizer shareholders. It would enable an acceleration of our business strategy and strengthen our competitive position.

It would clearly enhance our global offerings and position each of our businesses to become more competitive and what would give us a greater ability immediately to generate value for shareholders. In particular for the innovative businesses a combination would enhance our global offerings in key areas of focus such as on oncology, notably immuno oncology, immunology and inflammation, cardiovascular and diabetes. And it would create a stronger R&D platform with complementary portfolios across the multiple key therapeutic areas.

For the established Pharma business it would significantly expand the revenue base through broader geographic reach and increased breadth of our portfolio and would bolster the strength and the consistency of its cash flow generation. In addition it would enhance and expand our footprint across emerging markets giving us a better ability to market globally for the benefit of patients and stakeholders. A potential combination with AstraZeneca would create an attractive financial profile to drive significant value creation potential for shareholders.

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We anticipate that a potential combination will be accretive to Pfizer’s adjusted diluted EPS in the first full year following the combination and would accelerate EPS growth growing forward — going forward. As was the case with our acquisition of Wyeth, we anticipate realizing significant operational synergies on the combined global expense base. And we would construct a potential transaction to achieve an efficient tax structure for the combined operations and capital allocation. In addition we anticipate that a combination would create strong and consistent cash flow generation supporting appropriate levels of reinvestment into the business and significant shareholder return.

In summary we believe the potential combination with AstraZeneca would create a stronger company that has a more attractive product portfolio in key areas, an enhanced scientific and research platform, stronger sustainable cash flows, all of which would afford us an attractive opportunity to optimize the portfolio and return capital to shareholders and increase our flexibility to potentially unlock future value.

Recognizing that AstraZeneca shareholders are not as familiar with Pfizer, here are a few salient facts. Our revenue in 2013 was $51.6 billion, and we have approximately 78,600 employees. We do business in 150 countries with 56 manufacturing sites worldwide. We have been making important and demonstrable progress in our R&D model since implementing key changes starting in 2011.

We focused our efforts on six major areas of unmet medical need, namely oncology, inflammation and immunology, cardiovascular and metabolic, vaccines neuroscience, pain, and rare diseases. And we have partnered with over 250 R&D partners and institutions to help speed the discovery and development of new therapies in these key focus areas. We anticipate seeing results from our more intent focus on innovation. Our early to mid-state pipeline is comprised of highly differentiated programs.

We are combining capabilities across the major modalities with emerging science and technology platforms with the objective of developing molecules and vaccines with the potential to be either first or best in class. A combination with AstraZeneca’s R&D organization would create a complementary and potentially synergistic portfolio across key therapeutic areas. It would help create potential innovative new product launches, would diversify our risk and limit our need to go outside to further our [mentor] pipeline.

Financially, Pfizer is a strong Company, having generated more than $17 billion of cash flow from operations in 2013. We are intently focus on returning value to our shareholders and having a strong — and have a strong history here. We returned nearly $23 billion to shareholders in share repurchases and dividends in 2013, bringing the total cash return to shareholders over the last three years to approximately $53 billion.

In fact you look at the past three years, 2011, 2012 and 2013, our total return to shareholders, which includes both the increase in stock price and our dividend payments was over 96% compared to approximately 50% return — 57% return from the ESP 500. We have separated high-value businesses and in doing so have created significant value for our shareholders. For example the sale of Capsugel generated $2 billion in pretax value.

The sale of nutritional business — nutrition business to Nestlé generated approximately $12 billion, and the separation of [Zoalious] and a standalone company generated approximately $17 billion. Turning to our products, we have a broad portfolio of life saving medicines, vaccines and consumer health products. It includes several iconic brands from Advil to Zithromax, and 10 of our products had sales greater than $1 billion in 2013.

As many of you know we’ve been operating in a new commercial structure at the start of this year. We moved to the structure to ensure a focus on the distinct business requirements of our innovative business and to further develop the strong capabilities needed to compete in the post patent, mature products area. As a result we created a commercial structure that has two innovative businesses and an established pharmaceutical business, each of which has emerging markets integrated into their businesses.

The first innovative business is led by Geno Germano. It comprises core assets that are expected to have market exclusivity beyond 2015 within several therapeutic areas including immunology and information, cardiovascular and metabolic, neuroscience and pain, rare diseases and women’s and men’s health.

The second innovative business is vaccines, oncology and consumer health and is led by Albert Bourla. Each of these individual business units requires distinct specialization in terms of their science, talents and market approach, and as a result they operate as separate global business units. The established Pharma business led by John Young has an operating model that is distinct from the innovative business. It represents more than half of Pfizer’s total revenues and is a mix of LOE products that are expected to lose exclusivity through 2015, steri injectables, branded generics, orphan drugs and biosimilars.

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It has more than 600 products and over 200 in license molecules and has a global footprint with significant areas for potential growth both in emerging and developing markets. Pfizer also has a proven track record when it comes to the successful integration of prior transactions of a similar scale and type, the most noteworthy examples being Pharmacia and Wyeth where we demonstrated our ability to achieve attractive synergies.

We exceeded our synergy targets with Pharmacia and Wyeth. In the case of Wyeth we were able to retain the best talent. Our extensive experience would serve us well in helping to ensure that we deliver on the compelling strategic and financial rationale for this possible combination and create value for both companies’ shareholders. To reinforce what I said at the start of this call we see this as a unique opportunity to enable the acceleration of our business strategy across both our innovative and established pharmaceutical businesses.

AstraZeneca’s portfolio aligns with and complements our in line and pipeline assets. It would strengthen our competitiveness in both the developed and emerging markets through additional breadth to our pipeline, anticipated new product launches for the coming years, talent and expertise, and the potential ability of a more efficient operating structure and the realization of a attractive operational synergies. It also would offer opportunities for sustained strong cash flow growth, which could be reinvested in the business or returned to shareholders.

The next few slides will show you how complementary our portfolios are across all of our businesses. For our innovative businesses a combination would yield attractive in line portfolios across multiple key therapeutic areas. In particular we would have a strong combined cardiovascular and immunology inflammation franchises, and AstraZeneca’s diabetes offering would fit well with our primary care strength.

For oncology, vaccines and specialty the, combination would create a portfolio with greater critical mass, especially in the areas of immuno-oncology which represents an exciting segment of the biopharmaceutical market. In terms of the innovative pipeline you can see from this slide that a combination with AstraZeneca would diversify our risk recognizing the high potential for failures when developing new therapies and would support potential new product launches in 2015 and beyond.

For our established pharmaceutical business we would gain critical mass for market access and cost efficiencies, gain an enhanced presence in emerging markets where the growth is occurring, maximize the potential of each company’s mature product portfolio and create a business with strong and sustainable cash flows and would be well-positioned for future potential business options.

In terms of next steps, we are evaluating our options. Because AstraZeneca is a UK-based company, the UK takeover code will govern the process for a possible transaction. It provides for a 28-day period following today’s announcement during which time we may either announce a firm offer or confirm that we will not be making an offer. The 28-day deadline can be extended and with the agreement of AstraZeneca and with the consent of the UK takeover panel.

If we do announce a firm offer on or before the end of the 28-day period, which is May 26, 2014, we would move forward with the next steps of pursuing the potential combination and begin the process for obtaining appropriate regulatory consents and shareholder approvals. Throughout this process we will be focused on creating value for Pfizer shareholders and will be disciplined regarding price.

I know we shared a lot with you on this call. I would note that the UK takeover code restricts what we are able to say about the possible offer at this stage so there may be some questions we are not able to answer.

Now Frank and I and the rest of the management team will be happy to take your questions.

Chuck Triano - Pfizer Inc - SVP of IR

Thank you, Ian, and, operator, if we could please poll for questions.

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QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Jami Rubin, Goldman Sachs.

Jami Rubin - Goldman Sachs - Analyst

Good morning. Just a couple of questions. First how do you envision this transaction affecting the timing that you had previously communicated to investors about the potential break ups of your three separate organizations? I think you had said you needed three years the financials.

We’re going to get that next week on your earnings call. I’m just wondering how you envision this new entity playing a role in that strategy that you have previously discussed.

And secondly just curious to know the considerations and the importance that the tax rate and your use of outside US cash played in your assessment of this transaction. Thanks very much.

Ian Read - Pfizer Inc - Chairman & CEO

Thank you, Jamie. I will ask Frank to comment on the timing effect, but I just would like to say that while we have in fact communicated our strategy all along is to separate these businesses, allow transparency, manage them efficiently and productively and have optionality on the best way to create shareholder value, once the market can see those businesses operating in that manner. With that context I will pass it over to Frank.

Frank D’Amelio - Pfizer Inc - CFO

And Jamie as you all know, I have communicated previously three years perspective on the financials which was 2017, in terms of a reset on that date, I am just not prepared to reset the date. But let me give a little color commentary on why which is clearly Pfizer’s 2014 financials we would have — we are working to have an audited set of financials in 2014 that would create the I’ll call it the carve out work necessary to give us the ability some day to exercise the option if we so chose to do. We haven’t obviously decided if we chose to do so. We’re doing the work to do that.

I don’t have a feel for what would be involved with the AstraZeneca financials. We haven’t had a chance to look at their internal processes, their internal systems so I just don’t know relative to what would happen to the date.

So I am punting at this point because it just requires more work. We are doing all the things that we need to do to make sure that we have those three years of audited financials. I need to get a better feel for what work is involved regarding the AstraZeneca financial systems and processes.

In terms of the importance of the tax rate —

Ian Read - Pfizer Inc - Chairman & CEO

Before we go to that I would like to emphasize that the principle drivers of this transaction are the attractiveness of the businesses we can build and the optionality it gives. Both in inflammation and oncology, in cardiovascular in diabetes, when we looked at these portfolios and in established products, so the principal driver is the improved growth prospects we see in the innovative businesses and the redundancies we can take out which is the operational synergies.

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And then of course on top of that when you look at that and you look at the value, when you look at taking the UK companies’ profitability or AstraZeneca’s profitability and the tax rate of the UK and then substituting that to US tax it obviously becomes problematical which is why we need to domicile in the UK because of that negative impact. Frank, you want to add anything to that, please?

Frank D’Amelio - Pfizer Inc - CFO

That and then I’ll comment on the tax rate which is to your point, Ian, the most important thing we can do regarding this transaction is to make sure we get this right for all the reasons you just described given the amount of capital we would be deploying.

Jamie, on the tax rate, what we are assuming is we would have a lower tax rate going forward, obviously not prepared to comment on the specifically, but the assumptions is the two companies would domicile under a UK holding company which would result in a redomiciling to the UK. And then in terms of cash, at any given point in time as we disclose in our Qs and our K, 10% to 30% of our cash is in the US, therefore the reciprocal 70% to 90% of our cash is outside the US. Given that we have almost $49 billion in cash total on the balance sheet at the end of the year, obviously we would have a significant amount of overseas cash some portion of which we would use for this transaction.

Chuck Triano - Pfizer Inc - SVP of IR

Thank you, Frank. Next question please.

Operator

Tim Anderson, Sanford Bernstein

Tim Anderson - Sanford C. Bernstein & Company, Inc. - Analyst

If I could follow up on that first question. I think investors have a pretty clearly had in their heads that for almost three years now that you are highly likely to head down this path towards splitting up into true separate publicly traded companies. My question to you is, is that just as likely to occur, and is that the high probability outcome here, or should investors kind of consider that maybe the odds of that happening aren’t as high.

Because I think the odds if you kind of polled everyone and asked what they thought, the majority of people thought that you in fact split up. And I’m just wondering folding in AstraZeneca does that potentially change things?

Ian Read - Pfizer Inc - Chairman & CEO

Thanks, Tim, for the question. I think the way to answer this is that I think this is totally consistent with our strategy. For these businesses to have the optimality of being independent, the stronger they are the better.

So by strengthening the innovative call by adding in the both late, midterm, and early term opportunities of AstraZeneca, increase the confidence in the pipeline that the innovative business has and its launches, and by adding these assets into the established business, you expand its breadth, you expand its synergies, you expand its ability to go to market to the same customers with more portfolio. So if anything I would say that this potential combination is exactly on strategy and strengthens the beliefs that people may have held previously or should strengthen their beliefs.

Chuck Triano - Pfizer Inc - SVP of IR

Next question please

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Operator

Mark Schoenebaum, ISI Group

Mark Schoenebaum - ISI Group - Analyst

Hello, guys, thank you for taking my question. Also thanks for doing the call.

Number one, Frank, could you maybe update us on what the – on final synergies that you were able to realize after the Wyeth transactions either in dollar terms or as a percentage of Wyeth’s R&D and SG&A? And maybe – I know that perhaps you are limited in what you can say but maybe you can compare and contrast the opportunities that presented themselves for synergies with Wyeth with what may be presenting itself with AstraZeneca point.

And number two would this transaction under most reasonable scenarios place your dividend at risk, how should we be thinking about that? And number three how should we be thinking would you be willing to go hostile if this situation ultimately moved in that direction? Thank you very much.

Ian Read - Pfizer Inc - Chairman & CEO

Thank you, Mark. I think the first two questions are certainly– I’ll let Frank to answer, and on the other issue we will come back and discuss that.

Frank D’Amelio - Pfizer Inc - CFO

Good morning, Mark. So on the financials on the final synergies for Wyeth, when we announced the Wyeth transaction, we announced $4 billion in synergies. That was the target. Roughly half was SG&A. The other half was R&D and manufacturing, we exceeded the target. Quite frankly we have a strong track record on being able to achieve synergies, it is something that I think we are very good at doing.

In terms of the dividend let me spend a little bit of time on this which is first and foremost we get the importance of the dividend. We get the importance of the dividend, and quite friendly buy backs is part of our value proposition as a company.

If you look at what we’ve done with our dividends since the Wyeth acquisition, we’ve increased it from $0.64 to $0.72 to $0.80 to $0.88 to $0.96 to a $1.04, 12.5%, 11%, 10% and 8.3% increases over the last five years. The new company will have significant firepower relative to the operating cash flows of the company and so without making any future prognostications about the dividend, we get how important it is now, and we get how important it is going to be on a going forward basis.

Ian Read - Pfizer Inc - Chairman & CEO

And believe that the structure and balance sheet would help us with that strategy.

So the question on hostile, I don’t think it’s a matter of a hostile deal or not. It is a matter of a deal whether our deal is attractive to AstraZeneca’s shareholders and hopefully their management. We believe we will be able to make an offer that is attractive to the shareholders of AstraZeneca and their management.

Chuck Triano - Pfizer Inc - SVP of IR

Next question please, operator

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Operator

Chris Schott, JPMorgan and Company.

Chris Schott - JPMorgan Chase & Co. - Analyst

Great. Thanks very much for the question. I just had two. The first one is the question of just why not? Pfizer has been obviously evaluating strategic options for the past few years.

We really haven’t seen the Company pursue a large M&A transaction. I guess is the activity here based on something that’s happened with Pfizer’s business, something that is happened with Astra’s pipeline or just the ROIC here just too compelling to ignore?

My second question which is coming back to an earlier discussion, I guess I’m trying to understand Pfizer’s view of its current business units. Do you believe you have the scale today that you need to operate these independently?

I guess just to rephrases this, the heart of my question here is do you have the scale and Astra’s just taking you to another level? Or do we need to see an Astra like transaction to give these business units the breadth they need to really operate independently? Thanks very much.

Ian Read - Pfizer Inc - Chairman & CEO

Yes, so, why now? I suppose the question is why not now?

We’ve had some good developments in our pipeline. We’ve seen promising results in palbociclib. We’ve seen promising results in the adult vaccine. We’ve seen [omoninge B] get accelerated approval. I feel that now we feel we have – we’re coming from a position of strength on our near term pipeline.

We certainly have seen some new news on some of the Astra’s oncology assets. We have seen movements in the marketplace relative to deals that are being done or not being done and values of assets that are being transferred. I think all of those reasons move us towards saying that we believe this is the best strategy – this is the best business development and our strategies of strengthening our businesses.

We feel that the acquisition or the addition or the potential addition of Astra’s businesses to our businesses makes them better, strengthens them. And in that sense I think it allows them were breadth and allows them more independence. It allows them more depth, and that is part of our strategy is to have very strong business is in these segments.

I don’t think it’s mutually exclusive. Perhaps Mikael could add a little bit of text – subtext on the opportunities he sees on the innovative side in the pipeline.

Mikael Dolsten - Pfizer Inc - President, Worldwide Research & Development

Yes. I think for of the three areas that Ian pointed out in oncology, inflammation, and cardiovascular/metabolic, it really is unique opportunity when you look at combining the two pipelines and the products which gives you an integrated from commercial to discovery strength. Starting with oncology, it would provide an unprecedented breadth of mechanics and as you know opportunity to combine drugs to provide even more meaningful outcome for patients. That would be true for lung cancer, breast cancer, renal cancer, melanoma where combining assets and combining targeted therapy with immuno quality from the two companies really would create a powerhouse.

Ian also alluded to inflammation where a potential combined company would have mechanics and drugs from our psoriasis pipeline assets got lupus, IBD, asthma, COPD, a very strong offering. And finally in cardiovascular/metabolic, thrombosis, [atiere], [limbinis], through [rilinta], [Eliquis] in the marketplace, diabetes portfolio, diabetic complications, and behind that earlier diabetes pipeline building a new mechanics. It really would be a powerhouse of science and pipeline opportunities when combining the potential of these pipelines.

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Chuck Triano - Pfizer Inc - SVP of IR

Thank you, Michael. Next question please.

Operator

Andrew Baum, Citi

Andrew Baum - Citigroup - Analyst

Three questions. Number one I think the expression goes cash is king. To what extent does the proposed tax aversion limit the cash components of any offer? I’m interested in what you think the US government asks you [to be done with Allen]?

Second Pfizer is not and has never been an oncology company. Should I assume that you plan for Astra to effectively run onc and immuno onc following any successful transaction?

And then finally actually I think you’ve answered the final question in terms of the implication of timing for spin out. So just those two.

Ian Read - Pfizer Inc - Chairman & CEO

Thank you for the questions. As we said before we are somewhat limited in given the takeover panel what we can say. Cash is king, and we believe the combined company would have a very powerful cash flow. I will ask Frank to talk about that.

Frank D’Amelio - Pfizer Inc - CFO

Andrew, in terms of the cash component of the deal which is what you’re asking me about, the way I will answer this is obviously in our initial proposal back in January, there was a cash component. There was an equity component. In any proposal we were to make going forward there would be a cash component and an equity component.

And obviously part of how we will determine the mix or the combination of financing clearly is to make sure that we do everything that is compliant with existing US tax laws that obviously enables us to stay compliant with those laws and to be able to re-domicile to the UK.

Ian Read - Pfizer Inc - Chairman & CEO

So, on the US government, I haven’t had any conversations as yet with the US government. We believe the way we’re structuring this is fully compliant with the appropriate laws.

I believe it’s in my fiducial responsibility to maximize return to shareholders, and I don’t actually see that is a conflict with the interest of the US government. A strong company, strong global company will continue to invest, to continue to create jobs.

The US is a large and important market with a great scientific base. I don’t see why there is any conflict in what we’re doing with the US policy. And certainly we will continue to pay the tax bills the same way as we are paying now in the US.

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I don’t really think – I don’t believe that it should be a conflict. We are also maintaining our corporate headquarters in the US and we are also maintain a New York stock listing. I hope, and we believe that this is seen as being positive for patients and positive for the industry and positive for the economy.

On your oncology question, I think it’s far too premature to speculate on that. We haven’t even had conversations with AstraZeneca yet. I would like to say that we feel very proud of our oncology development and portfolio.

While we haven’t previously been a presence, I think we now have three good products in oncology, and we have more coming. We are excited about our pipeline, excited about the team we have and excited about the opportunity to combining that with the expertise of AstraZeneca.

Chuck Triano - Pfizer Inc - SVP of IR

Thanks Ian. Next question, operator.

Operator

Steve Scala, Cowen.

Steve Scala - Cowen and Company - Analyst

Thank you. I have three questions. Is it possible that you would pay something lower than the UK tax rate? I am probably oversimplifying this, but the UK tax rate is not significantly different than the Pfizer tax rate prior to the Wyeth transaction and is only higher to repatriate the cash to pay off the debt. So once the debt is paid off, presumably the Pfizer tax rate would go down to the low 20%s again, so that is the first question.

Second question is apologies if I missed it but when describing the CV portfolio, cardiovascular portfolio, the release did not mention Crestor. Is that because of the patent expiration in 2017? Or does the partner have the right take the product back?

And then thirdly the release states in light of recent market developments. Are you referring to something other than press reports? Thank you.

Ian Read - Pfizer Inc - Chairman & CEO

I will take the two and three in then pass the number one to Frank. On Crestor we assume is in the deal, I think it is in our press release. It’s certainly in the slides we put out today which shows that Crestor would be in the established products business unit and would be an important contributor to the cash flows of that business.

On the third question recent market developments, I think it refers to what I have already talked about, the evolution of our pipeline, the evolution of AZ’s pipeline, seeing how assets are being valued in the marketplace. That is the – that would be what we were trying to communicate with that.

And then I would turn it over to Frank to talk about the complications of international and UK and US tax rates.

Frank D’Amelio - Pfizer Inc - CFO

Steve, I am not in a position to try to forecast a specific tax rate going forward other than to say clearly I believe our tax rate would be lower forward in the combined company. But let me give a little more color commentary to see if I can be helpful with the question which is obviously the UK tax rate goes down to 20% next year. I think it’s gone from 23% to 21% this month to 20% next year kind of 0.1 on a statutory basis.

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Two is their territorial tax system where little money or profits that they repatriate back little or no taxes are paid on profits that are generated overseas and repatriated back to the UK. Third, they’ve got the permanent R&D tax credit, and then fourth they have this patent box that was put in place to actually being phased in, again in 2013 I think is fully phased in by April of 2017. It’s all of those items obviously that I factor in when I make the statement that going forward we believe we will have a tax rate that is lower than our current tax rate.

Chuck Triano - Pfizer Inc - SVP of IR

Thanks Frank.

Operator

[Amahl Ivan], Credit Suisse

Amahl Ivan - Credit Suisse - Analyst

Thanks for taking my questions. Regarding this announcement here and coming out publicly today, can you talk a little bit about why you did that, being we’re all speculating as to why you’ve come public here. In some ways doesn’t it put more pressure on you now to compete the deal? Because you are essentially admitting in some ways the three business may need some more scale to stand on their own?

And what about future deals when you don’t make comments, how should we interpret that going forward? And then finally in terms of the ex-US cash, and I know a lot of people have touched on this already, what does this mean about the US options? Are there better options in the US that you simply can’t access because your cash is trapped outside?

Or is this truly the best overall deal even if you consider the US options? Thanks.

Ian Read - Pfizer Inc - Chairman & CEO

I think the first question was

Chuck Triano - Pfizer Inc - SVP of IR

Why go public with this?

Ian Read - Pfizer Inc - Chairman & CEO

Why go public? Well we tried — we attempted to have private conversations with AZ. We’re governed by some very rigid panel rules, competition panel rules. We prefer to have been a in negotiations and discussions with AstraZeneca’s management on the best way to do this, but we are by the rules forced to make an announcement this Monday that we have been in discussions with them.

We had conversations with them and tried to get a mutually — a mutual announcement to say that we were in preliminary discussions looking for ways of combining the companies. AZ rebuffed that attempt so therefore we were forced to go public with the release we made today. That is the reason, and so it has no bearing on future activity around BD, et cetera.

I would like to point out that no it’s not that we are not doing this because we don’t have good businesses in innovation, and we don’t have good businesses in vaccine, and we don’t have good businesses in established. So while I understand your characterization this is a risk that we maybe in 28 days time we may say the deal does not go forward. ¶ But I feel sufficiently confident in the quality of our business to be able to have this conversation with shareholders and investors and say we are continually looking at ways to improve value. The value if this deal is not completed is still compelling for Pfizer, but the value with the deal is better and that is my job in the managements team’s job to produce a better deal.

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We’ve looked at — your question is very complex, because we have to do our analysis in the environment we find ourselves in. In the environment we find ourselves in with the rules and the legislation we find ourselves in and for the foreseeable future we find ourselves in, I believe this deal is the best use of Pfizer’s capital.

Chuck Triano - Pfizer Inc - SVP of IR

Thank you Ian. Next question please.

Operator

Alex Arfaei, BMO Capital Markets

Alex Arfaei - BMO Capital Markets - Analyst

First is a clarifying one. I just want to make sure I understood your previous comments. Do you believe this potential transaction would increase your ability to separate future business units such as the established products business?

As a follow-up as you look at all the sources of creating value from this transaction, the tax rate offering synergies and so on, I realize you can’t give numbers but could you at least directionally tell us are these or at least rank them in terms of where do you expect to have the greatest source of value and to what extent specifically I am wondering is their immuno oncology pipeline was a factor? Thank you

Ian Read - Pfizer Inc - Chairman & CEO

I think I’ve said previously that we’ve created these businesses to give transparency to shareholders and to give us optionality on ways of increasing shareholder value. Businesses we have in innovative and established are good businesses. We’ve also commented that we’re looking for ways to strengthen those businesses.

This potential combination would strengthen those businesses. It would strengthen the businesses, we will continue to give the transparency, and so it would strengthen our optionality if that is the best way of answering that for you.

And then I would turn to Frank talk about the sources of value in this field.

Frank D’Amelio - Pfizer Inc - CFO

In terms of answering this financially, you asked me to directionally rank. The way I will rank them is by saying they are all important and they all contribute significantly which is obviously operational synergies which would lead to accretion. And as we said before, as I said before, we expect the deal to be accretive to fully diluted EPS — adjusted diluted EPS in year one following the combination, so clearly that would drive financial improvements.

The operating cash flow — significant operating cash flow the business would generate and highly efficient tax structure. All of those things are critically import. They all contribute significantly to the improved financials of the combined company on a going forward basis.

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Chuck Triano - Pfizer Inc - SVP of IR

Thank you Frank. Next question please

Operator

David Risinger, Morgan Stanley

Ian Read - Pfizer Inc - Chairman & CEO

Good morning, David.

David Risinger - Morgan Stanley - Analyst

Good morning. Can you hear me?

Ian Read - Pfizer Inc - Chairman & CEO

Yes, we can

David Risinger - Morgan Stanley - Analyst

Two questions please. The first is with respect to the three business segments, would you foresee layering AstraZeneca into those three segments? And second with respect to R&D, historically in the drug industry size has worked against innovation, and obviously the acquisition of AstraZeneca would create a much more substantial R&D organization. Could you provide any comments on ensuring future R&D productivity about — out of the combined entity? Thank you.

Ian Read - Pfizer Inc - Chairman & CEO

On the business segments I foresee us maintaining our business segments. I think they are the right way to run the company, that’s why we organized that way. The assets we are acquiring are complementary to that.

So I see no reason to change that structure. In fact the reason we’re doing it is to strengthen that structure. So absolutely maintaining those segments.

On the R&D size, we have, complementary franchises. We have areas where we are focused, and we have business — we have research units that run under two scientific office for each one of those research units so I see this as being totally complementary and would allow those scientists to make the best choices across the portfolio to integrate the portfolio and advance it.

I really — I think we have structured to bring in these assets with expertise in the TA’s that know the TA’s and can make those choices and can work with their counterparts in AstraZeneca to make those choices so as to strengthen the portfolio. I really don’t believe it represents a distraction.

Mikael, do want to add anything to that?

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Mikael Dolsten - Pfizer Inc - President, Worldwide Research & Development

I think you explained it very well. We are active in six areas, and in three of them AstraZeneca has built some really complementary assets. As I alluded to before, in those three oncology, CV/Met, immuno inflammation, combining the pipelines I think brings much more value for patients and ability to pick the winners and do drug combinations which means value for investors. In addition we have vaccines, neuroscience and pain and rare diseases, and there are a couple of interesting projects also in AZ that would then come into real critical mass combining expertise from two companies.

And finally, as you know, we have really demonstrated ability to bring together complex R&D organizations, focus on results building the best expertise in small molecules, biologicals and vaccines. We have done that in the Wyeth deal in which we within 100 days had an organization up and running. I think we have the skills, the opportunities here that would really provide value for patients and shareholders.

Ian Read - Pfizer Inc - Chairman & CEO

Thank you Michael. The way we have done integration with Wyeth we started were mainly small molecules, we have now 50% of our portfolio I think is comes from the historic Wyeth capabilities. We have the capability of integrating, and it’s a open view of where the best assets are.

Chuck Triano - Pfizer Inc - SVP of IR

Thank you. Next question please

Operator

Seamus Fernandez, Leerink.

Seamus Fernandez - Leerink Partners - Analyst

Thanks for the question. Couple of quick questions. First AstraZeneca in its press release this morning published and raised questions and concerns about the cash versus stock component as well as the inversion structure. Can you walk us through what the flexibility might be on the cash side as it relates to this to potentially assuage those concerns?

As well as what the limitations we should be thinking about in terms of the inversion structure as we understand it it’s a 20% threshold that the AstraZeneca shareholders would still need to own in order to execute that.

As a separate question as I look at your structure of the combined entity or the potential combined entity where there’s overlap in the businesses, one thing that is a bit confusing to me is where the respiratory franchise actually sits. Specifically it appears to be located AstraZeneca’s respiratory franchise which includes a number of respiratory biologics sits inside GEP. And I know investors have a lot of questions as to how the GEP business can carve up manufacturing if there ultimately were a separation of the company.

I’m just wondering if you could help us understand if there ultimately were a breakup of the company, how would things like Biologics Manufacturing and things like that really work in the context of an ultimate breakup? Thanks.

Ian Read - Pfizer Inc - Chairman & CEO

As you point out there are rules we have to meet to ensure that we have a certain efficiencies so I’ll pass that over to Frank to comment on those.

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Frank D’Amelio - Pfizer Inc - CFO

Seamus, in terms of I will call it the mix of how we finance the transaction and the mix of cash and stock, clearly whatever kind of transaction we were to do would involve a combination of both cash and equity. Obviously in the release this money from AZ they give some numbers relative to what that combination was.

Anything we would do would involve the two, and if you say to me Frank what are you looking at relative to the financing? Obviously we want to finance the transaction in the best way possible perspective, but we also want to make sure that we comply with all existing US tax laws.

And so in terms of what are some of those tax laws, the key one is Pfizer shareholder’s cannot own more than 80% of the combined new company. So that clearly is one of the things that we look at relative to how we’re putting the financing in place. As we go forward and as the stock prices move and the dynamics of the market kick in, we will obviously come up with a determination of what is the best way to finance the transaction taking into account what those rules and regulations and tax laws are.

Ian Read - Pfizer Inc - Chairman & CEO

Thank you, Frank. And then your question about — this is the value position I think we’re giving to AstraZeneca’s shareholders. They will hold Pfizer paper.

And why wouldn’t you want to hold Pfizer paper compared to your other options given the fact it will be a strengthened coming with the pipelines that we described, with EPS accretion that we’ve described, with the type of cash flow that we described, the type of financial flexibility that we described? I mean I think the proposition is very attractive to AZ shareholders to get cash and also move over and take the paper of the combined company.

On the other issue you raised there has really been no decisions made yet, it’s too early. I don’t see any of the things you raised about the respiratory franchise or the manufacturing of Biologics being an issue in terms of separation. We’ve looked at that our own Biologics, and these are handled by reasonably easily handled if we were to do a separation in — through mutually agreed contracts. We still haven’t talked to AZ, so it is very premature. Thank you.

Chuck Triano - Pfizer Inc - SVP of IR

Next question, please

Operator

Damien Conover, Morningstar.

Damien Conover - Morningstar - Analyst

Just two, one of the dividend just to follow up here. Just thinking about the philosophy and constraints going into the dividend for the Wyeth transaction and how it might be different going into the AstraZeneca transaction.

And second just wanted to see if you have any concerns on any sort of antitrust overlap. And then also in that vein to speaking about some of your legacy products outside the US and some overlap there potentially in the statin market and some of the other older products. Thank you.

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Frank D’Amelio - Pfizer Inc - CFO

On the dividend, obviously when we announced the Wyeth transaction we adjusted our capital structure. We made changes to the tax rate, we made changes to the dividend. Since then if you look at I will call it how our businesses perform, the strength of which our businesses perform, the operating cash flows that we’ve been able to consistently generate over the last several years, we have done a nice job I think of increasing that dividend very consistently over the last four or five years.

As I said before, we get the importance of the dividend and quite frankly share buybacks is part of our value proposition. We get that, and we will continue to have that front and center as we go forward in any combination.

Chuck Triano - Pfizer Inc - SVP of IR

Thank you. Next question please.

Operator

John Boris, SunTrust

John Boris - SunTrust Robinson Humphrey - Analyst

Thanks for taking the questions. Just from the press release that was issued by AstraZeneca this morning, they clearly indicated that the proposal that you put forward very significantly undervalued AstraZeneca and its prospects. It sounds like there is a pretty significant bridge or gap here between the proposed offer and what they believe the business is certainly valued at.

Second question is AstraZeneca also indicated that they had notified you on January 15 — or that you had notified them on January 15 that you were no longer actively considering making an offer for AstraZeneca. Help us understand what changed within that four-month period of time that caused you to come back and re-look at the business?

And the third and final question if you look at Pfizer on a standalone basis, you mentioned Ian quite frequently that your franchise and the competitive positioning of those franchises are certainly under a lot of pressures. Pfizer has had a history of having a very strong commercial presence across different franchises.

When you look at analyst models and consensus models, it seems as though in the US anyway the amount of revenue you are generating in an uncontrolled price market like the US you’ll only be generating on a standalone basis only 35% or 36% of your revenue coming out of the US where in markets where you can’t raise prices you’re going to be generating 65% of your revenue. Is that the reason that you potentially came back to revisit the transaction?

Ian Read - Pfizer Inc - Chairman & CEO

John in on the third one, I am not sure exactly where you get statistics of the revenue split. I would think for most global companies they’re in that sort of 60% international, 40% US, and we’re all dealing with that issue. And while you are it is true that price is slightly more constrained outside the US, there are very strong price pressures for competitors in the US, managed care is extremely competitive as is the insurers as is all of the changes in the system.

I don’t think that once you consider that the US pricing environment is a cake walk compared to the international environment. So, no, that wasn’t the reason that we did that.

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On the second question of what’s we go back, I tried to address this earlier. It was they said, no, in January, at that point we decided to down tools under regulations by the takeover panel. But what changed was we saw strength in our pipeline as results came through which made us feel that we were coming from a position of greater strength and confidence. We saw some change in their pipeline with some interesting news in oncology assets.

We saw BD activity and a different end market valuations putting certain premiums on deals, and we also saw how difficult it was to do BD with an uncompetitive tax rate to be effective. So all of that made us reassess our options vis-à-vis AstraZeneca and decide to go back and try to initiate conversations with them again.

On the value gap, well, they are sellers, and we’re buyers. Of course they will say there is a value gap. We just have to work through the marketplace on that.

Chuck Triano - Pfizer Inc - SVP of IR

Thank you. Next question.

Operator

Alexandra Hauber, UBS

Alexandra Hauber - UBS - Analyst

Thank you for taking my questions. There are two. From someone who approaches from [Susannah Cowen] who hasn’t much talked to you before, can you tell us what you have been saying or you are saying now on your appetite and your and capacity to take on large stacks of debt and how you generally think about what would be a good leverage for the standalone or the combined entity?

Secondly when you talk about the synergies and the cost savings and comparing this to Wyeth especially as its split from the various functions is coming, I caution whether there is a single dollar you can actually cut out of the AstraZeneca R&D budget. So isn’t — wouldn’t — for a combined — for this transaction with the majority come from SG&A or will it come out of your R&D budget?

Ian Read - Pfizer Inc - Chairman & CEO

Thank you for the questions. Frank could you deal with the potential or not potential leverage question?

Frank D’Amelio - Pfizer Inc - CFO

We’ve obviously looked at this. We’ve done lots of analytics on what possible combined capital structures would like. In terms of new debt that we would issue and the amount of debt on Astra’s balance sheet, we are comfortable that we can clearly accommodate that and do that in a effective way an efficient way and think a favorable credit rating way.

Ian Read - Pfizer Inc - Chairman & CEO

Thank you. On the synergy of where they’ll come from it’s too early for us to comment on details of where geographically and in what areas the synergies will come from. We feel we are basing our models on reasonable expectations. It would help if we could sit with AstraZeneca and discuss with them is very difficult for us to even get a baseline of what their projections are, i.e., what is in their cost for 2013 and what have they announced that they are already taking out?

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AstraZeneca has reduced it’s employment in the UK in the last several years by 40%. They have announced a further cut in their research by 1000 individuals. They just recently moved their respiratory research to Sweden.

For us to be able to say what we need to do with the franchises and where we would find synergies, we would first of all have to sit down and work with AstraZeneca and understand how best to combine the assets to produce the best growth percent potentials for the combined company. Thank you for the question.

Chuck Triano - Pfizer Inc - SVP of IR

Operator, if we could take our last question please

Operator

Tim Anderson, Sanford Bernstein

Tim Anderson - Sanford C. Bernstein & Company, Inc. - Analyst

Thank you very much. A couple of questions. Theoretically, if you were not allowed to invert to achieve a tax benefit, would you still seek to do this merger?

And then second question – it is bound to come up, so forgive me for asking it. But once the new Pfizer Astra merger goes through if that in fact happens, who would run the organization you are Pascal or someone else? If I recall correctly, Ian, you were kind of approaching retirement back in 2010 when the CEO position came your way.

Ian Read - Pfizer Inc - Chairman & CEO

So the first question was — I don’t want to speculate on hypotheticals. We believe inversion – we meet all the requirements for the inversion. We see no reason why we wouldn’t to get the inversion so I don’t want to speculate on hypotheticals in that scenario or what we would or would not do.

And you know I think on the structure of the new company, it’s just premature, we haven’t had conversations with AstraZeneca. And, as you know, Tim, these decisions are the decisions of the board on these levels. Is it too premature to speculate. Thank you for the question, though.

Chuck Triano - Pfizer Inc - SVP of IR

Thanks, everyone, for your attention today.

Operator

Ladies and gentlemen, thank you for participating in the Pfizer investor analyst update call. with Mike — I’m sorry, with Chuck Triano. Please disconnect at this time.

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